UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

STEWART INFORMATION SERVICES CORPORATION

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

860372101

(CUSIP Number of Class of Securities)

Alec N. Litowitz

Magnetar Capital LLC

1603 Orrington Ave.

Evanston, Illinois 60201

(847) 905-4400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 10, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 860372101	SCHEDULE 13D

1.	Name of Reporting Person: Magnetar Financial LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,180,006

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,180,006

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,180,006

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 4.97%

14.	Type of Reporting Person IA; OO

CUSIP No. 860372101	SCHEDULE 13D

1.	Name of Reporting Person: Magnetar Capital Partners LP

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,180,006

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,180,006

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,180,006

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 4.97%

14.	Type of Reporting Person HC; OO

CUSIP No. 860372101	SCHEDULE 13D

1.	Name of Reporting Person: Supernova Management LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,180,006

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,180,006

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,180,006

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 4.97%

14.	Type of Reporting Person HC; OO

CUSIP No. 860372101	SCHEDULE 13D

1.	Name of Reporting Person: Alec N. Litowitz

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,180,006

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,180,006

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,180,006

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 4.97%

14.	Type of Reporting Person HC; IN

SCHEDULE 13D

This Amendment (the “Amendment”) relates to the Statement of Beneficial Ownership on Schedule 13D filed jointly by Magnetar Financial LLC, a Delaware limited liability company (“Magnetar Financial”), Magnetar Capital Partners LP, a Delaware limited partnership (“Magnetar Capital Partners”), Supernova Management LLC, a Delaware limited liability company (“Supernova Management”), and Alec N. Litowitz (“Mr. Litowitz”) (collectively, the “Reporting Persons”) with the SEC on April 9, 2018 (as amended by this Amendment, the “Schedule 13D”).

Except as set forth below, all Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3.   Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended to add the following information for updating:

The aggregate amount of funds used by the Reporting Persons in purchasing the 148,105 Shares reported herein on behalf of PRA Master Fund, MSW Master Fund, Constellation Fund and Premia Master Fund have come directly from the assets of PRA Master Fund, MSW Master Fund, Constellation Fund and Premia Master Fund controlled by such Reporting Persons and their affiliates, which may, at any given time, have included margin loans made by brokerage firms in the ordinary course of business. The aggregate amount of funds used by the Reporting Persons in purchasing the Shares reported herein on behalf of PRA Master Fund, MSW Master Fund, Constellation Fund and Premia Master Fund was $6,448,246.39 (excluding commissions and other execution-related costs).

Item 4.   Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following information for updating:

The Reporting Persons acquired the additional 148,105 Shares reported herein on behalf of PRA Master Fund, MSW Master Fund, Constellation Fund and Premia Master Fund for purposes of receiving the merger consideration upon consummation of the Merger. The Reporting Persons currently intend to vote the 1,180,006 Shares reported herein on behalf of the Funds and Managed Accounts in favor of the Merger.

Each of the Reporting Persons reserves the right to acquire additional securities of the Company in the open market, in privately negotiated transactions, or otherwise, to dispose of all or a portion of the Shares and/or other securities reported in this Statement, or to change their intention with respect to any or all of the matters referred to in this Item 4.

Other than as described above in this Item 4, the Reporting Persons do not have any plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

Item 5.   Interest in Securities of the Issuer

The Company reported in their Form 10Q filed with the SEC on May 3, 2018 that as of April 30, 2018, 23,731,548 Shares were issued and outstanding.

(a)           Each of the Reporting Persons may have been deemed to have beneficial ownership of 1,180,006 Shares, which consists of (i) 31,242 Shares held by Magnetar Capital Master Fund, (ii) 13,667 Shares held for the benefit of Spectrum Master Fund, (iii) 18,795 Shares held for the benefit of Andromeda Master Fund, (iv) 739,030 Shares held for the benefit of PRA Master Fund, (v) 304,497 Shares held for the benefit of Constellation Fund; (vi) 55,906 Shares held for the benefit of MSW Master Fund; (vii) 6,573 Shares held for the benefit of Premia Master Fund; and (viii) 10,296 Shares held for the benefit of the Managed Accounts, and all such Shares represented beneficial ownership of approximately 4.97% of the Shares.

(b)           Each of the Reporting Persons may have been deemed to share the power to vote and direct the disposition of 1,180,006 Shares, which consists of (i) 31,242 Shares held by Magnetar Capital Master Fund, (ii) 13,667 Shares held for the benefit of Spectrum Master Fund, (iii) 18,795 Shares held for the benefit of Andromeda Master Fund, (iv) 739,030 Shares held for the benefit of PRA Master Fund, (v) 304,497 Shares held for the benefit of Constellation Fund; (vi) 55,906 Shares held for the benefit of MSW Master Fund; (vii) 6,573 Shares held for the benefit of Premia Master Fund; and (viii) 10,296 Shares held for the benefit of the Managed Accounts, and all such Shares represented beneficial ownership of approximately 4.97% of the Shares.

(c)           Except as set forth on Schedule A attached hereto and Item 6, the Funds and the Managed accounts had no transactions in the Shares since the filing of the Schedule 13D on April 9, 2018, through the close of business on May 10, 2018. All of the transactions set forth on Schedule A attached hereto were effected in the ordinary course of business of Magnetar Financial for the accounts of each of the Fund and each of the Managed Accounts. The transactions in the Shares set forth on Schedule A were effected in open market transactions on the New York Stock Exchange and various other trading markets.

(d)           Each of the Reporting Persons ceased to have beneficial ownership of greater than 5% of the Shares on May 10, 2018.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    May 14, 2018

MAGNETAR FINANCIAL LLC

By: Magnetar Capital Partners LP, its Sole Member

By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

MAGNETAR CAPITAL PARTNERS LP

By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

SUPERNOVA MANAGEMENT LLC

By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager

/s/ Alec N. Litowitz
Alec N. Litowitz

SCHEDULE A

Funds and the Managed Accounts

Date	Number of Shares Bought	Price Per Share($) (1)(2)
4/9/2018	21,685	$43.7734	(3)
4/10/2018	20,748	$43.7839	(4)
4/11/2018	18,688	$43.8615	(5)
4/12/2018	8300	$43.8964	(6)
4/13/2018	24,619	$43.4882	(7)
4/16/2018	17,415	$43.4403	(8)
4/17/2018	24,297	$43.7072	(9)
5/1/2018	12,353	$41.8899	(10)

(1)Excludes commissions and other execution-related costs.

(2) Upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares bought or sold (as the case may be) at each separate price will be provided.

(3) Reflects a weighted average purchase price of $43.7734 per share, at prices ranging from $43.35 to $44.02 per share.

(4) Reflects a weighted average purchase price of $43.7839 per share, at prices ranging from $43.60 to $44.00 per share.

(5) Reflects a weighted average purchase price of $43.8615 per share, at prices ranging from $43.59 to $44.0750 per share.

(6) Reflects a weighted average purchase price of $43.8964 per share, at prices ranging from $43.755 to $44.00 per share.

(7) Reflects a weighted average purchase price of $43.4882 per share, at prices ranging from $43.22 to $43.91 per share.

(8) Reflects a weighted average purchase price of $43.4403 per share, at prices ranging from $44.29 to $44.61 per share.

(9) Reflects a weighted average purchase price of $43.7072 per share, at prices ranging from $43.33 to $43.89 per share.

(10) Reflects a weighted average purchase price of $41.8899 per share, at prices ranging from $41.625 to $42.00 per share.

Funds and the Managed Accounts

Date	Number of Shares (Sold)	Price Per Share($) (1)(2)
4/9/2018	(7,000)	$43.9244
4/10/2018	(25,000)	$43.81
4/11/2018	(8,559)	$43.9301	(3)
4/13/2018	(4,414)	$43.808	(4)
4/16/2018	(11,000)	$43.5505	(5)
4/17/2018	(8,400)	$43.7045	(6)
4/18/2018	(7,330)	$43.3621	(7)
4/19/2018	(20,000)	$42.7755	(8)
4/20/2018	(8,561)	$42.9209	(9)
4/23/2018	(12,887)	$42.8146	(10)
4/24/2018	(11,883)	$42.4096	(11)
4/25/2018	(11,420)	$42.3620	(12)
4/26/2018	(16,600)	$42.0089	(13)
4/27/2018	(19,235)	$42.0006	(14)
4/30/2018	(22,155)	$42.0089	(15)
5/1/2018	(14,000)	$41.89454	(16)
5/2/2018	(14,000)	$42.92556	(17)
5/3/2018	(8,000)	$41.771	(18)
5/4/2018	(10,000)	$42.0499	(19)
5/7/2018	(14,000)	$41.92105	(20)
5/8/2018	(8,000)	$41.9645	(21)
5/9/2018	(12,000)	$42.0125	(22)
5/10/2018	(15,000)	$41.8469	(23)

(1) Excludes commissions and other execution-related costs.

(2) Upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares sold at each separate price will be provided.

(3) Reflects a weighted average sale price of $43.9301 per share, at prices ranging from $43.82 to $44.02 per share.

(4) Reflects a weighted average sale price of $43.808 per share, at prices ranging from $43.70 to $43.84 per share.

(5) Reflects a weighted average sale price of $43.5505 per share, at prices ranging from $43.21 to $43.69 per share.

(6) Reflects a weighted average sale price of $43.7045 per share, at prices ranging from $43.60 to $43.87 per share.

(7) Reflects a weighted average sale price of $43.3621 per share, at prices ranging from $43.17 to $43.82 per share.

(8) Reflects a weighted average sale price of $42.7755 per share, at prices ranging from $42.60 to $43.08 per share.

(9) Reflects a weighted average sale price of $42.9209 per share, at prices ranging from $42.61 to $43.10 per share.

(10) Reflects a weighted average sale price of $42.8146 per share, at prices ranging from $42.58 to $42.985 per share.

(11) Reflects a weighted average sale price of $42.4096 per share, at prices ranging from $42.21 to $42.86 per share.

(12) Reflects a weighted average sale price of $42.3620 per share, at prices ranging from $42.19 to $42.47 per share.

(13) Reflects a weighted average sale price of $42.0089 per share, at prices ranging from $41.79 to $42.105 per share.

(14) Reflects a weighted average sale price of $42.0006 per share, at prices ranging from $41.70 to $42.61 per share.

(15) Reflects a weighted average sale price of $42.0089 per share, at prices ranging from $41.68 to $42.31 per share.

(16) Reflects a weighted average sale price of $41.89454 per share, at prices ranging from $41.79 to $42.00 per share.

(17) Reflects a weighted average sale price of $42.92556 per share, at prices ranging from $41.80 to $42.03 per share.

(18) Reflects a weighted average sale price of $41.771 per share, at prices ranging from $41.60 to $41.8901 per share.

(19) Reflects a weighted average sale price of $42.0499 per share, at prices ranging from $42.0499 to $42.10 per share.

(20) Reflects a weighted average sale price of $41.92105 per share, at prices ranging from $41.81 to $42.05 per share.

(21) Reflects a weighted average sale price of $41.9645 per share, at prices ranging from $41.70 to $42.08 per share.

(22) Reflects a weighted average sale price of $42.0125 per share, at prices ranging from $41.95 to $42.08 per share.

(23) Reflects a weighted average sale price of $41.8469 per share, at prices ranging from $41.70 to $41.93 per share.